UNITED  STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 26, 2004

or

[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________to____________________

Commission File Number: 001-09764

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated
Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW
Washington, DC 20004

Harman International Industries, Incorporated
Retirement Savings Plan

Form 11-K

REQUIRED INFORMATION

Page

I.	Financial Statements:

	Statements are listed in the Index to Financial Statements and Supplemental Schedules		5

II.	Exhibits:

	23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

             The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: December 20, 2004	By: /s/ Sandra S. Buchanan

Sandra S. Buchanan Manager of Taxes and Employee Benefits

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

June 26, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Page

Report of Independent Registered Public Accounting Firm	6

Statements of Net Assets Available for Plan Benefits – June 26, 2004 and 2003	7

Statements of Changes in Net Assets Available for Plan Benefits – Years ended June 26, 2004 and 2003	8

Notes to Financial Statements	9

Schedules

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – June 26, 2004	14

2 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions - Year ended June 26, 2004	15

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Harman International Industries, Incorporated
     Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of June 26, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
November 29, 2004

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

June 26, 2004 and 2003

	2004	2003

ASSETS:
Investments, at fair value (note 3):
Cash	$46,497	214,321
Money market	369,811	356,442
Mutual funds	94,104,724	69,023,054
Collective trust	39,628,876	37,599,919
Common stock	76,178,633	35,888,235

Total investments	210,328,541	143,081,971

Contributions receivable:
Participant	327,369	46,123
Employer	8,712,660	7,457,703

Total contributions receivable	9,040,029	7,503,826

Total assets	$219,368,570	150,585,797

LIABILITIES:
Refund of excess contribution	1,000	---

Net assets available for Plan benefits	$219,367,570	150,585,797

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended June 26, 2004 and 2003

	2004	2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$55,640,910	15,429,334
Interest and dividends	2,882,312	2,456,634

Total investment income	58,523,222	17,885,968

Contributions:
Employer	11,533,556	10,184,937
Participant	9,148,319	8,474,733
Rollovers	753,519	735,326

Total contributions	21,435,394	19,394,996

Transfer in from plan merger	586,551	---

Total additions	80,545,167	37,280,964

Deductions from net assets attributed to:
Benefit payments	11,711,863	6,584,172
Administrative expenses	51,531	26,500

Total deductions	11,763,394	6,610,672

Net increase	68,781,773	30,670,292
Net assets available for Plan benefits:
Beginning of year	150,585,797	119,915,505

End of year	$219,367,570	150,585,797

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

June 26, 2004 and 2003

(1)        Summary of Significant Accounting Policies

           (a)         Basis of Presentation

                       The accompanying financial statements of the Harman International Industries,
                        Incorporated (the Company) Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets. Certain reclassifications have been made to the 2003 financial statements to conform to the presentation of the 2004 financial statements.

            (b)        Investments

                       The Plan’s investments are stated at fair value. Shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year‑end. The Company stock is valued at its quoted market price. The investment in the collective trust is limited to guaranteed investments contracts issued by insurance companies, banks, or other financial institutions. These investments are stated at estimated fair value. Unit value is determined by dividing the fund’s net asset value by the units outstanding at valuation dates.

                       Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

            (c)        Use of Estimates

                       Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

            (d)        Payment of Benefits

                       Benefits are recorded when paid.

            (e)        Administrative Expenses

                        Administrative expenses are paid by the Plan unless paid by the Company, the Plan's
                        Sponsor.

            (f)        Risks and Uncertainties

                        The Plan provides for various investment options in mutual funds and common stock of the Company. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(2)        Plan Description

            The Plan dated effective as of July 27, 2000, as amended, amends and restates the
            Harman International Industries, Incorporated Retirement Savings Plan. The Plan is
            subject to the provisions of the Employee Retirement Income Security Act of 1974
            (ERISA).

            The Plan is a defined contribution savings and profit sharing plan sponsored by the
            Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours.

            The following description provides only general information. Participants should refer to the Plan agreement for a more complete description.

            (a)        Contributions

                        Participants in the Plan may contribute on a tax‑deferred basis from 1% to 50% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants, and a matching contribution equal to 50% of the eligible participant’s tax‑deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company’s Board of
                        Directors.  For the Plan years ended June 26, 2004 and 2003, the Board of Directors approved profit sharing contributions of up to 2.5% of each eligible participant’s compensation.

            (b)        Vesting

                        Participants are 100% vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

            (c)        Investment Options

                        Plan participants direct contributions in any increment in any of the investment options.
                        The options consist of Company common stock, the Putnam Stable Value Fund, the
                        Putnam Money Market Fund, and 14 mutual funds.

            (d)        Participant Account Balances

                       Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation.
                       Company matching contributions are allocated based upon each participant’s tax‑deferred contribution percentage.

            (e)        Benefits

                       Upon separation from service, retirement at age 65, disability retirement, or death, participants or their beneficiaries are entitled to receive their vested balances in a lump‑sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump‑sum, may elect payment of benefit balances which were available prior to the mergers.
                       Contributions made subsequent to the merger may only be distributed in a lump‑sum payment.

            (f)        Forfeitures

                       All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions.

                       Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60‑consecutive‑month period of separation.

(3)        Investments

            Investments (with investments in excess of 5% of net assets as of the beginning of the year separately identified) were as follows:

	June 26

Description	2004	2003

The Putnam Fund for Growth and Income	$20,951,954	18,629,287
Putnam Voyager Fund	28,380,397	15,042,999
George Putnam Fund of Boston	7,864,534	7,283,216	*
Putnam Stable Value Fund, at contract value	39,628,876	37,599,919
Harman International Industries, Incorporated common stock	76,178,633	35,888,235
Putnam New Opportunities Fund	---	8,637,480	*
All other investments less than 3%	37,324,147	20,000,835

	$210,328,541	143,081,971

* Less than 5% of Plan's net assets, included for comparative purposes.

During the Plan years ended June 26, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$10,148,517	1,318,033
Common stock	45,492,393	14,111,301

Total	$55,640,910	15,429,334

(4)       Plan Merger

        Effective December 31, 2003, the board of directors of the Company approved a resolution to merge the Margi Systems, Inc. 401(k) Plan into the Plan. The accompanying statement of changes in net assets available for Plan benefits reflects the transfer in of net assets of this merged plan in the amount of $586,551.

(5)       Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of
        ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)       Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated
        August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the
        IRC.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

June 26, 2004

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current value

Putnam Management Company, Inc. *	Cash	$46,497
Putnam Management Company, Inc. *	Money Market Fund (369,811 shares)	369,811
	Mutual funds:
Putnam Management Company, Inc. *	AIM Small Cap Growth Fund (279,220 shares)	7,371,408
Putnam Management Company, Inc. *	American Europacific Growth Fund (27,931 shares)	886,516
Putnam Management Company, Inc. *	Lord Abbett Small Cap Value Fund (223,744)	6,003,047
Putnam Management Company, Inc. *	Pimco Total Return Fund (316,549 shares)	3,361,747
Putnam Management Company, Inc. *	T. Rowe Price Blue Chiop Growth Fund (40,777 shares)	1,186,206
Putnam Management Company, Inc. *	Vanguard Windsor II Fund (38,623 shares)	1,077,975
Putnam Management Company, Inc. *	The George Putnam Fund of Boston (459,645 shares)	7,864,534
Putnam Management Company, Inc. *	The Putnam Fund for Growth and Income (1,153,107 shares)	20,951,954
Putnam Management Company, Inc. *	Putnam Voyager Fund (1,724,204 shares)	28,380,397
Putnam Management Company, Inc. *	Putnam Asset Allocation Growth Portfolio (292,022 shares)	3,019,504
Putnam Management Company, Inc. *	Putnam Asset Allocation Balanced Portfolio (213,421 shares)	2,129,946
Putnam Management Company, Inc. *	Putnam Asset Allocation Conservative Portfolio (139,526 shares)	1,226,431
Putnam Management Company, Inc. *	Putnam International Equity Fund (270,825 shares)	5,706,293
Putnam Management Company, Inc. *	Putnam S & P 500 Index Fund (173,108 shares)	4,938,766
Putnam Management Company, Inc. *	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from 5% to 7.5% (39,628,876 units)	39,628,876

Harman International Industries, Incorporated	Common stock (837,496 shares)	76,178,633

		$210,328,541

* Party-in-interest investment.

See accompanying independent registered public accounting firm report.

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year ended June 26, 2004

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost Interest

Harman International Industries, Incorporated	Plan sponsor	Employee deferrals not deposited in a timely manner. Interest rate of 13%	$164	$22

It was noted that there were unintentional delays by the Company in submitting 2004 employee deferrals in the amount of $164 to the trustee. In April 2004, the Company reimbursed the Plan for lost interest in the amount of $22.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

   Exhibit
  Number            Description

    23.1              Consent of Independent Registered Public Accounting Firm. +

+    Filed herewith.